Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

March 18, 2025

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 13 to Registration Statement on Form F-1 Filed March 5, 2025 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on March 14, 2025 in which you provided comments to Amendment No. 13 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on March 5, 2025. On the date hereof, the Company has submitted Amendment No. 14 to Registration Statement on Form F-1 (“Amendment No. 14”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 8 to Registration Statement on Form F-1 filed March 5, 2025

Risk Factors, Page 23

1.	We note that your $3.30 per share and $1.70 per share cited in the risk factor titled “You will experience immediate and substantial dilution” on page 59 do not match the $3.35 per share and $1.65 per share amounts in your Dilution table on page 64. Please explain the differences or revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify to the Staff we have updated the correct dilution figures to the risk factor on page 59 to reflect the calculation in Dilution table on page 64.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer